Fleming Funds
         NSAR Information

NSAR Items 1-7:
On August 1, 2000, The Chase Manhattan
Corporation ("Chase") acquired Robert Fleming
Holdings Limited, RFI's indirect partner. The acquisition constituted an "assignment" of the then-current advisory agreement between the Corporation and RFI (the "Old Agreement"), which, under
Section 15(a) of the Investment Company Act of
1940 (the "1940 Act"), automatically terminated the
Old Agreement.

Since the acquisition, RFI has continued to serve as the investment adviser to each Fund under an interim advisory agreement, as provided for under the 1940
Act Rule 15a-4. Under the interim advisory agreement, RFI provides the same advisory services for the same compensation as in the Old Agreement.
In accordance with Rule 15a-4, the interim advisory agreement will terminate on December 27, 2000.

It is being proposed that RFI continue to serve as the Funds' investment adviser under the New
Agreement after the interim agreement terminates.
Under Section 15(a) of the 1940 Act, however, RFI may not serve as the Funds' adviser under the New
Agreement unless each Fund's shareholders approve the New Agreement. Accordingly, the Board of
Directors of the Corporation has called the special meeting of shareholders to ask shareholders to approve the New Agreement. The terms of the New
Agreement are identical to the terms of the Old
Agreement, except for the dates of execution, effectiveness and termination.